UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 1998
                                            -----------------

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         For the transition period from
                         ____________  to ____________



                         Commission file number 2-96881
                                                -------



                           STOCK PURCHASE SAVINGS PLAN
                                       OF
                         CAROLINA POWER & LIGHT COMPANY
                         ------------------------------
                     Full title plan and the address of the
             plan, if different from that of the issuer named below










                         CAROLINA POWER & LIGHT COMPANY
                         (a North Carolina corporation)
           411 Fayetteville Street, Raleigh, North Carolina 27601-1748
           -----------------------------------------------------------
             Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                        FINANCIAL STATEMENTS AND EXHIBITS

                                TABLE OF CONTENTS


(A)  Financial Statements                                                 PAGE

     Independent Auditors' Report ..........................................3

     Statement of Net Assets Available for Benefits, December 31, 1998......4

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 1998..............................5

     Statement of Net Assets Available for Benefits, December 31, 1997......6

     Statement of Changes in Net Assets Available for Benefits
          For the Period Ended December 31, 1997............................7

     Notes to Financial Statements.......................................8-13

     Item 27a - Schedule of Assets Held for
          Investment Purposes as of December 31, 1998......................14

     Item 27b - Schedule of Loans in Default
          as of December 31, 1998..........................................15

     Item 27d - Schedule of Reportable Transactions
          For the Year Ended December 31, 1998.............................16




(B)   Exhibits

      Exhibit No. 23 - Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT


Stock Purchase-Savings Plan of
   Carolina Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Stock Purchase-Savings Plan of Carolina Power & Light Company as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the periods then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, (2) loans in default as of December 31, 1998 and (3) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





\s\ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 22, 1999

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Statement of Net Assets Available for Benefits
                                December 31, 1998

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------------------------------
                                                                                           PARTICIPANTS' EQUITY
                                                                      --------------------------------------------------------------

                                                      ESOP EQUITY                  CAROLINA POWER     PUTNAM NEW      EUROPACIFIC
                                                      UNALLOCATED    PARTICIPANTS' & LIGHT COMPANY   OPPORTUNITIES       GROWTH
                                      TOTAL PLAN    TO PARTICIPANTS     LOANS       COMMON STOCK         FUND             FUND
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------

ASSETS
  Investments:
    Carolina Power & Light Company
        Common Stock                 $ 911,584,248    $ 327,254,365    $        -    $ 584,329,883     $          -     $         -
    Putnam New Opportunities Fund       16,694,725                -             -                -       16,694,725               -
    EuroPacific Growth Fund              7,988,667                -             -                -                -       7,988,667
    Fidelity Equity - Income Fund       93,676,589                -             -                -                -               -
    Fidelity Balanced Fund              11,226,601                -             -                -                -               -
    Fixed Income Fund                   17,243,042                -             -                -                -               -
    Participants' Loans Receivable      21,309,019                -    21,309,019                -                -               -
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------
          Total Investments          1,079,722,891      327,254,365    21,309,019      584,329,883       16,694,725       7,988,667


  Dividends/Capital Gains/Interest
        Receivable                       9,684,826        3,476,806             -        6,208,020                -               -
  Contributions Receivable               8,001,332                -             -        8,001,332                -               -
  Cash and Cash Equivalents             19,149,302                7       432,479       18,716,816                -               -
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------
          Total Assets               1,116,558,351      330,731,178    21,741,498      617,256,051       16,694,725       7,988,667
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------


LIABILITIES

  ESOP Loan Payable                    168,274,083      168,274,083             -                -                -               -
  Participants' Loans Payable           21,741,498                -    21,741,498                -                -               -
  Interest Payable - ESOP Loan           1,682,741        1,682,741             -                -                -               -
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------
          Total Liabilities            191,698,322      169,956,824    21,741,498                -                -               -
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------



NET ASSETS AVAILABLE FOR BENEFITS    $ 924,860,029    $ 160,774,354    $        -    $ 617,256,051     $ 16,694,725     $ 7,988,667
                                    =============== ================ ============= ================ ================ ===============

                                             SUPPLEMENTAL INFORMATION BY FUND
                                   --------------------------------------------------
                                                   PARTICIPANTS' EQUITY
                                   --------------------------------------------------
                                           FIDELITY       FIDELITY       FIXED
                                           EQUITY-        BALANCED       INCOME
                                           INCOME FUND    FUND           FUND
                                         -------------- -------------   -------------

ASSETS
  Investments:
    Carolina Power & Light Company
        Common Stock                    $          -     $          -    $          -
    Putnam New Opportunities Fund                  -                -               -
    EuroPacific Growth Fund                        -                -               -
    Fidelity Equity - Income Fund         93,676,589                -               -
    Fidelity Balanced Fund                         -       11,226,601               -
    Fixed Income Fund                              -                -      17,243,042
    Participants' Loans Receivable                 -                -               -
                                     ---------------- ---------------- ---------------
          Total Investments               93,676,589       11,226,601      17,243,042


  Dividends/Capital Gains/Interest
        Receivable                                 -                -               -
  Contributions Receivable                         -                -               -
  Cash and Cash Equivalents                        -                -               -
                                     ---------------- ---------------- ---------------
          Total Assets                    93,676,589       11,226,601      17,243,042
                                     ---------------- ---------------- ---------------


LIABILITIES

  ESOP Loan Payable                                -                -               -
  Participants' Loans Payable                      -                -               -
  Interest Payable - ESOP Loan                     -                -               -
                                     ---------------- ---------------- ---------------
          Total Liabilities                        -                -               -
                                     ---------------- ---------------- ---------------



NET ASSETS AVAILABLE FOR BENEFITS       $ 93,676,589     $ 11,226,601    $ 17,243,042
                                     ================ ================ ===============
See Notes to Financial Statements.

                                       4

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1998


                                                                SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------
                                                                                     PARTICIPANTS' EQUITY
                                                                         -----------------------------------------------
                                                         ESOP EQUITY                    CAROLINA POWER     PUTNAM NEW
                                                         UNALLOCATED    PARTICIPANTS'  & LIGHT COMPANY   OPPORTUNITIES
                                         TOTAL PLAN     TO PARTICIPANTS     LOANS        COMMON STOCK         FUND
                                       ---------------  --------------- -------------- ----------------- ---------------

ADDITIONS TO NET ASSETS

    Investment Income:
        Dividends/Capital Gains          $ 45,790,000     $ 13,974,047   $          -      $ 24,706,654       $ 514,168
        Net Apppreciation in Fair Value   101,583,188       32,794,049              -        60,096,287       2,410,047
        Interest                            2,921,798                -      1,902,264                 -               -

    Contributions:

        Employer                           22,246,450        5,561,911              -        16,684,539               -
        Participants                       27,540,722                -              -        14,306,550       2,315,817
                                       ---------------  --------------- -------------- ----------------- ---------------

         Total Additions to Net Assets    200,082,158       52,330,007      1,902,264       115,794,030       5,240,032
                                       ---------------  --------------- -------------- ----------------- ---------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                       11,827,059       10,357,936      1,469,123                 -               -
    Allocation of Shares                   24,763,719       24,763,719              -                 -               -
    Distribution of Benefits               73,739,535                -              -        65,015,627         591,699
    Participant Loan Trustee Expense          433,141                -        433,141                 -               -
                                       ---------------  --------------- -------------- ----------------- ---------------

         Total Deductions from Net
               Assets                     110,763,454       35,121,655      1,902,264        65,015,627         591,699
                                       ---------------  --------------- -------------- ----------------- ---------------

NET INCREASE IN NET ASSETS                 89,318,704       17,208,352              -        50,778,403       4,648,333
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                         -                -              -        (6,663,884)      3,454,157
NET ASSETS - DECEMBER 31, 1997            835,541,325      143,566,002              -       573,141,532       8,592,235
                                       ---------------  --------------- -------------- ----------------- ---------------

NET ASSETS - DECEMBER 31, 1998          $ 924,860,029    $ 160,774,354   $          -     $ 617,256,051    $ 16,694,725
                                       ===============  =============== ============== ================= ===============

                                                      SUPPLEMENTAL INFORMATION BY FUND
                                   --------------------------------------------------------------------
                                                            PARTICIPANTS' EQUITY
                                   --------------------------------------------------------------------



                                         EUROPACIFIC       FIDELITY        FIDELITY          FIXED
                                           GROWTH          EQUITY-         BALANCED         INCOME
                                            FUND         INCOME FUND         FUND            FUND
                                       ---------------- --------------- ---------------  --------------

ADDITIONS TO NET ASSETS
    Investment Income:
        Dividends/Capital Gains              $ 428,397     $ 5,158,407     $ 1,008,327    $          -
        Net Apppreciation in Fair Value        604,617       4,952,482         725,706               -
        Interest                                                     -               -       1,019,534

    Contributions:

        Employer                                     -               -               -               -
        Participants                         1,117,756       7,314,885       1,519,593         966,121
                                       ---------------- --------------- ---------------  --------------

         Total Additions to Net Assets       2,150,770      17,425,774       3,253,626       1,985,655
                                       ---------------- --------------- ---------------  --------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                 -               -               -               -
    Allocation of Shares                             -               -               -               -
    Distribution of Benefits                   327,628       5,739,424         661,525       1,403,632
    Participant Loan Trustee Expense                 -               -               -               -
                                       ---------------- --------------- ---------------  --------------

         Total Deductions from Net             327,628       5,739,424         661,525       1,403,632
               Assets                  ---------------- --------------- ---------------  --------------

NET INCREASE IN NET ASSETS                   1,823,142      11,686,350       2,592,101         582,023
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                   (259,922)      2,812,201       1,214,195        (556,747)
NET ASSETS - DECEMBER 31, 1997               6,425,447      79,178,038       7,420,305      17,217,766
                                       ---------------- --------------- ---------------  --------------

NET ASSETS - DECEMBER 31, 1998             $ 7,988,667    $ 93,676,589    $ 11,226,601    $ 17,243,042
                                       ================ =============== ===============  ==============


See Notes to Financial Statements.

                                       5

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Statement of Net Assets Available for Benefits
                                December 31, 1997

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------------------------------
                                                                                           PARTICIPANTS' EQUITY
                                                                      --------------------------------------------------------------

                                                      ESOP EQUITY                  CAROLINA POWER     PUTNAM NEW      EUROPACIFIC
                                                      UNALLOCATED    PARTICIPANTS' & LIGHT COMPANY   OPPORTUNITIES       GROWTH
                                      TOTAL PLAN    TO PARTICIPANTS     LOANS       COMMON STOCK         FUND             FUND
                                    --------------- ---------------- ------------- ---------------- ---------------- ---------------

ASSETS
  Investments:
    Carolina Power & Light Company
        Common Stock                 $ 881,964,181   $  320,368,814    $          -  $ 561,595,367     $        -       $      -
    Putnam New Opportunities Fund        8,410,295                -               -              -      8,410,295              -
    EuroPacific Growth Fund              6,102,592                -               -              -              -      6,102,592
    Fidelity Equity - Income Fund       76,630,397                -               -              -              -              -
    Fidelity Balanced Fund               7,055,760                -               -              -              -              -
    Fixed Income Fund                   17,118,540                -               -              -              -              -
    Participants' Loans Receivable      21,669,116                -      21,669,116              -              -              -
                                     ------------- ---------------- --------------- --------------  -------------  -------------
          Total Investments          1,018,950,881      320,368,814      21,669,116    561,595,367      8,410,295      6,102,592


  Dividends/Capital Gains/Interest
          Receivable                    13,610,664        3,666,758               -      6,427,699        181,940        322,855
  Contributions Receivable               5,118,423                -               -      5,118,423              -              -
  Cash and Cash Equivalents                620,926                -         620,883             43              -              -
                                     ------------- ---------------- --------------- --------------  -------------  -------------
          Total Assets               1,038,300,894      324,035,572      22,289,999    573,141,532      8,592,235      6,425,447
                                     ------------- ---------------- --------------- --------------  -------------  -------------


LIABILITIES

  ESOP Loan Payable                    177,687,308      177,687,308               -              -              -              -
  Participants' Loans Payable           22,289,999                -      22,289,999              -              -              -
  Interest Payable - ESOP Loan           1,776,873        1,776,873               -              -              -              -
  Payable to Plan Sponsor                1,005,389        1,005,389               -              -              -              -
                                     ------------- ---------------- --------------- --------------  -------------  -------------
          Total Liabilities            202,759,569      180,469,570      22,289,999              -              -              -
                                     ------------- ---------------- --------------- --------------  -------------  -------------



NET ASSETS AVAILABLE FOR BENEFITS    $ 835,541,325   $  143,566,002    $          -  $ 573,141,532    $ 8,592,235    $ 6,425,447
                                     ============= ================ =============== ==============  =============  =============

                                             SUPPLEMENTAL INFORMATION BY FUND
                                   --------------------------------------------------
                                                   PARTICIPANTS' EQUITY
                                   --------------------------------------------------
                                      FIDELITY        FIDELITY        FIXED
                                      EQUITY-         BALANCED        INCOME
                                      INCOME FUND     FUND            FUND
                                     --------------- --------------- -------------


ASSETS
  Investments:
    Carolina Power & Light Company
        Common Stock                  $          -    $          -    $          -
    Putnam New Opportunities Fund                -               -               -
    EuroPacific Growth Fund                      -               -               -
    Fidelity Equity - Income Fund       76,630,397               -               -
    Fidelity Balanced Fund                       -       7,055,760               -
    Fixed Income Fund                            -               -      17,118,540
    Participants' Loans Receivable               -               -               -
                                    --------------- --------------- ---------------
          Total Investments             76,630,397       7,055,760      17,118,540


  Dividends/Capital Gains/Interest
          Receivable                     2,547,641         364,545          99,226
  Contributions Receivable                       -               -               -
  Cash and Cash Equivalents                      -               -               -
                                    --------------- --------------- ---------------
          Total Assets                  79,178,038       7,420,305      17,217,766
                                    --------------- --------------- ---------------


LIABILITIES

  ESOP Loan Payable                              -               -               -
  Participants' Loans Payable                    -               -               -
  Interest Payable - ESOP Loan                   -               -               -
  Payable to Plan Sponsor                        -               -               -
                                    --------------- --------------- ---------------
          Total Liabilities                      -               -               -
                                    --------------- --------------- ---------------



NET ASSETS AVAILABLE FOR BENEFITS     $ 79,178,038     $ 7,420,305    $ 17,217,766
                                    =============== =============== ===============


See Notes to Financial Statements.

                                       6

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997


                                                                SUPPLEMENTAL INFORMATION BY FUND
                                         ---------------------------------------------------------------------------------
                                                                                         PARTICIPANTS' EQUITY
                                                                           -----------------------------------------------
                                                         ESOP EQUITY                       CAROLINA POWER    PUTNAM NEW
                                                         UNALLOCATED      PARTICIPANTS'    & LIGHT COMPANY   OPPORTUNITIES
                                         TOTAL PLAN      TO PARTICIPANTS  LOANS            COMMON STOCK      FUND
                                         ------------    --------------- ------------      ---------------   --------------
ADDITIONS TO NET ASSETS
    Investment Income:


        Dividends/Capital Gains          $ 46,519,271     $ 14,788,010    $          -     $ 26,205,816       $ 181,940
        Net Apppreciation (Depreciation)
          in Fair Value                   133,961,696       44,358,817               -       76,766,379         854,340
        Interest                            3,251,204                -       2,121,639                -               -

    Contributions:

        Employer                           18,149,431        4,802,037               -       13,347,394               -
        Participants                       25,659,644                -               -       15,813,965       1,252,168
                                        -------------    -------------   ------------- -----------------  --------------

         Total Additions to Net Assets    227,541,246       63,948,864       2,121,639      132,133,554       2,288,448
                                        -------------    -------------   ------------- -----------------  --------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                       12,390,844       10,907,612       1,483,232                -               -
    Allocation of Shares                   21,045,028       21,045,028               -                -               -
    Distribution of Benefits              100,346,313                -               -       87,078,576         413,522
    Participant Loan Trustee Expense          638,407                -         638,407                -               -
                                        -------------    -------------   ------------- -----------------  --------------

         Total Deductions from Net
               Assets                     134,420,592       31,952,640      2,121,639        87,078,576         413,522
                                        -------------    -------------   ------------- -----------------  --------------

NET INCREASE (DECREASE) IN NET ASSETS      93,120,654       31,996,224               -       45,054,978       1,874,926
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                         -                -               -      (28,517,814)      6,717,309
NET ASSETS - DECEMBER 31, 1996            742,420,671      111,569,778               -      556,604,368               -
                                        -------------    -------------   ------------- -----------------  --------------

NET ASSETS - DECEMBER 31, 1997          $ 835,541,325    $ 143,566,002    $          -    $ 573,141,532     $ 8,592,235
                                        =============    =============   ============= =================  ==============

                                                     SUPPLEMENTAL INFORMATION BY FUND
                                     ------------------------------------------------------------------------
                                                            PARTICIPANTS' EQUITY
                                     ------------------------------------------------------------------------
                                             EUROPACIFIC    FIDELITY        FIDELITY         FIXED
                                             GROWTH         EQUITY-         BALANCED         INCOME
                                             FUND           INCOME FUND     FUND             FUND
                                             --------------- --------------- ---------------  -------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains              $ 441,243     $ 4,076,761       $ 825,501   $          -
        Net Apppreciation (Depreciation)
          in Fair Value                       (394,452)     12,034,457         342,155              -
        Interest                                                     -               -      1,129,565

    Contributions:

        Employer                                     -               -               -              -
        Participants                           714,185       5,941,388         890,557      1,047,381
                                        --------------- --------------- ---------------  -------------

         Total Additions to Net Assets         760,976      22,052,606       2,058,213      2,176,946
                                        --------------- --------------- ---------------  -------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                 -               -               -              -
    Allocation of Shares                             -               -               -              -
    Distribution of Benefits                   220,923       9,078,174       1,023,591      2,531,527
    Participant Loan Trustee Expense                 -               -               -              -
                                        --------------- --------------- ---------------  -------------

         Total Deductions from Net
               Assets                          220,923       9,078,174       1,023,591      2,531,527
                                        --------------- --------------- ---------------  -------------

NET INCREASE (DECREASE) IN NET ASSETS          540,053      12,974,432       1,034,622       (354,581)
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                  5,885,394      17,275,253       2,055,943     (3,416,085)
NET ASSETS - DECEMBER 31, 1996                       -      48,928,353       4,329,740     20,988,432
                                        --------------- --------------- ---------------  -------------

NET ASSETS - DECEMBER 31, 1997             $ 6,425,447    $ 79,178,038     $ 7,420,305   $ 17,217,766
                                        =============== =============== ===============  =============






See Notes to Financial Statements.

                                       7

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                          Notes to Financial Statements
                    Periods Ended December 31, 1998 and 1997


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Stock Purchase-Savings Plan's (the "Plan") investments in the common stock of Carolina Power & Light Company (the "Company"), the Putnam New Opportunities Fund, the EuroPacific Growth Fund, the Fidelity Equity-Income Fund and the Fidelity Balanced Fund are carried at fair value determined by quoted prices in an active market. The investment in the Fixed Income Fund is carried at cost plus accrued interest which approximates fair value. The Plan's investment options are described in Note 3.

Dividends, interest and other income are accrued as earned, and expenses are accrued as incurred. Benefits are recorded when paid.

The expenses incurred by Wachovia Bank of North Carolina, N.A. (the "Trustee") and ADP, Inc., the third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by the Company.

Cash and cash equivalents include funds invested in Wachovia Bank's Short Term Investment Fund (STIF) which is a money market fund (see Note 4).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Certain 1997 amounts have been reclassified to conform to the 1998 presentation.

In order to upgrade the computer system to accept the enhanced Plan features and to link the Company's, the Third Party Administrator's and the Trustee's computer systems, a transaction moratorium, which limited access to account transactions, was in place from September 20, 1998 to January 3, 1999.

2.    DESCRIPTION OF THE PLAN

General Information Regarding the Plan
--------------------------------------

The purposes of the Plan are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The notes which follow provide a high level summary of Plan features. The Summary Plan Description and prospectus for the Plan should be consulted for Plan details and limitations (see Note 5).

Participation in the Plan
-------------------------

Generally, all full-time employees of the Company who are at least 18 years of age are eligible to participate in the Plan on their first day of employment. Certain part-time employees are also eligible. Only persons treated as employees of the Company for federal tax purposes may participate in the Plan. Independent contractors, leased employees and employees of subsidiaries are not eligible. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment alternatives. Retired participants may retain investments in the Plan but may not continue to make contributions to the Plan.

Employee Contributions Under the Plan
-------------------------------------

Employees who have eligible earnings equal to or less than a certain level ($80,000 for 1998 and 1997) may contribute 2%, 4%, 6%, 8%, 10%, 12% or 14% of their before-tax eligible earnings (the "Deferred Contribution"). Effective May 1, 1998, the maximum contribution was increased to 16%. Employees with earnings above this level may contribute 2%, 4%, 6%, 8%, 10% or 12% of their before-tax eligible earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $10,000 for 1998 and $9,500 for 1997. Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have eligible earnings equal to or less than a specified level ($80,000 for 1998 and 1997) may elect to contribute an additional after-tax amount equal to 2%, 4%, 6%, 8%, 10%, 12% or 14% of their pay (effective May 1, 1998, a maximum of 16%). Employees with earnings above this level may contribute an additional amount equal to 2%, 4%, 6%, 8%, 10% or 12% of their pay. These additional contributions are made after-tax and are not matched by the Company. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 16%.

Company Contributions Under the Plan
------------------------------------

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount (the "Automatic SPSP Company-match") equal to 50% of the first 6% of each employee's before-tax contributions. All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company.

The Plan also has an incentive feature (the "Employee Stock Incentive Plan Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. All employees eligible to participate in the Plan are eligible for these additional Company matching allocations. Those eligible employees who do not contribute to the Plan are, for the purpose of determining the additional Company matching allocations, assumed to have made a before-tax contribution of 2% to the Plan. The Company made Employee Stock Incentive Plan Matching allocations of $8.0 million for the Plan year ended December 31, 1998 and $5.1 million for the Plan year ended December 31, 1997.

Employees are 100 percent vested in the contributions they have made to the Plan and 100 percent vested in the investment earnings credited on such contributions. Upon attaining five years of service with the Company, employees are 100 percent vested in all Company matches that have been made to their accounts. Employees with less than five years of service will be vested in the Automatic SPSP Company-match and the Employee Stock Incentive Plan Match at the end of the second Plan year after the year in which the matching allocations and the additional matching allocations were allocated to the employee's account.

Employee Stock Ownership Plan
-----------------------------

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the CP&L Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including interest, are $19,865,293 for each of the years 1999 through 2003 and a total of $137,438,117 from 2004 through 2010. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 6,953,612 shares at December 31, 1998. During the 1998 Plan year, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Investment of Funds
-------------------

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options described in Note 3. Employee contributions to the Plan can be allocated to one or more of the investment options in increments of 5%; however, a minimum of 25% of the first 6% of Deferred Contributions must be invested in Company common stock. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon written request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options subject to certain limitations. All Company matching allocations and any dividends on stock purchased with Company matching allocations will be invested in common stock of the Company (see Note 5).

For employees age 55 and older who have participated in the Plan for at least 10 years, the Company offers diversification of a portion of a participant's accumulated investment in Company common stock acquired after 1986. Qualified participants can elect annually, for a maximum of six years, to transfer to one or more of the remaining investment options up to 25% (50% in the final year of election) of 1) Company common stock acquired by the participant, 2) Company matching allocations and 3) dividends on Company common stock accrued after 1986. At retirement, all contributions made by the participant in Company common stock may be diversified.

Retirement, Death, or Termination of Employment
-----------------------------------------------

Participants with five or more years of service with the Company are vested with respect to all Company matching allocations. Generally, participants leaving the employ of the Company with less than five years of service forfeit non-vested Company matching allocations. In the case of an employee's death, retirement or termination of employment with at least five years of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited matching allocations are used by the Plan to reduce matching allocations otherwise required from the Company. These forfeited matching allocations were approximately $336,000 in 1998 and $494,000 in 1997.

Withdrawals
-----------

Participants may withdraw certain funds while employed at Carolina Power and Light. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants can not direct that the withdrawal be applied to a specific fund). In general, withdrawals of before-tax contributions - whether the contributions were from the employee or from the Company - and their earnings are not permitted. However, under certain specified circumstances, the IRS will allow limited withdrawals of before-tax contributions. Financial hardship withdrawals are permitted when an employee has a substantiated "immediate and heavy" financial need. Once reaching age 59 1/2, employees may make a non-hardship withdrawal of before-tax contributions without having to meet the hardship requirements.

Loans
-----

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $1,000. The maximum is 50 percent of the participant's account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. The interest rate for loans is determined periodically by the SPSP Committee, and is set at a reasonable amount in accordance with IRS regulations. Loans from the Plan must be repaid within five years or when employment is terminated at CP&L, whichever happens first. At December 31, 1998 and 1997, there were approximately $21.3 million and $21.7 million, respectively, of receivables for loans to participants. The loans are funded with a borrowing arrangement by the Plan with an outside lending institution.

Federal Income Taxes
--------------------

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan's financial statements.

Termination of the Plan
-----------------------

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

3.    INVESTMENTS

CP&L Common Stock Fund
----------------------

The CP&L Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account (see Note 2). The price at which such released shares are allocated to Plan participants is the closing price per share quoted in the Wall Street Journal on the day prior to participant
                       ---------------------
allocation. In addition, the CP&L Common Stock Fund may use available cash from contributions and dividends to purchase CP&L common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted-average price of all shares purchased under the Plan during the applicable Investment Period. An Investment Period with respect to shares purchased with employee payroll deductions together with matching allocations of the Company is one pay period, running from the payroll date deductions are taken to the day before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price will be the closing price per share quoted in the Wall Street
                                                                     -----------
Journal on the date of purchase.  No brokerage commission or other charges shall
-------
be deducted. The total annual return of the Company's common stock was 16.04% for 1998 and 22.30% for 1997.

The CP&L common stock fund was converted from share to unitized accounting during a current year transaction moratorium (see Note 5). This changeover required a conversion of a small portion of the CP&L common stock fund into a cash reserve during the moratorium. The reserve is necessary to provide the liquidity required to process fund transfers by the close of market each day. The cash reserve generally represents between 1 and 3 percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 1998, the reserve totaled approximately $18.7 million.

New Opportunities Fund
----------------------

The Putnam New Opportunities Fund of Pentium Investments, Inc. ("New Opportunities Fund") invests principally in common stocks of companies in sectors which Putnam Investments believes possess above-average long-term growth potential. The New Opportunities Fund seeks long-term capital appreciation from stocks of smaller to midsize companies and targets sectors of the economy that are expanding rapidly and then selects fast-growing companies within these sectors. It has a relatively higher risk as compared to certain other options in the Plan, but has potential for higher returns over a long-term horizon. Current income from dividends is only an incidental consideration. Income earned on the New Opportunities Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return of the New Opportunities Fund was 24.55% in 1998 and 22.55% in 1997.

EuroPacific Growth Fund
-----------------------

The EuroPacific Growth Fund of Capital Research and Management Company ("EuroPacific Fund") invests principally in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The EuroPacific Fund seeks long-term growth of capital by investing in securities of companies located outside the U. S. and has relatively higher market risk as compared to certain other options in the Plan, but has potential for higher returns over a long-term horizon. The fund is also affected by the fluctuating value of the American dollar in relation to foreign currencies. Income earned on the EuroPacific Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return for the EuroPacific Fund was 15.54% in 1998 and 9.19% in 1997.

Fidelity Equity-Income Fund
---------------------------

Funds invested in the Fidelity Equity-Income mutual fund ("Equity-Income Fund") are used primarily to purchase a variety of income-producing common or preferred stocks, as well as bonds or securities which may be convertible into common stock, and other similar types of investments. Normally, at least 80% of the Equity-Income Fund's assets will be invested in such securities. The objective of the Equity-Income Fund is to produce current income while taking into account the potential for long-term growth through capital appreciation. Income earned on the Equity-Income Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return of the Equity-Income Fund was 12.42% in 1998 and 29.98% in 1997.

Fidelity Balanced Fund
----------------------

Funds in the Fidelity Balanced Fund ("Balanced Fund") are invested in a mutual fund which consists of a diversified portfolio of securities, including foreign and domestic stocks and bonds. At least 25% of the Balanced Fund's total holdings will always consist of fixed-income securities. The objective of the Balanced Fund is to provide as much income as possible, through dividends and interest, while preserving capital. Income earned on the Balanced Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return of the Balanced Fund was 20.29% in 1998 and 23.45% in 1997.

Fixed Income Fund
-----------------

Contributions to the Fixed Income Fund may be invested in the American Express Income Fund I. The Fixed Income Fund is considered a "current-income and stability of principal" investment fund. The Fixed Income Fund consists of a mix of investment contracts, primarily with insurance companies, along with other high quality, short-term investments. The Fixed Income Fund's objectives are to preserve principal and income while maximizing current income by investing in credit-worthy investment products and by maintaining a well-diversified portfolio. Income earned is reinvested in the Fixed Income Fund. No loading or sales charges shall be applicable. The total annual return of the Fixed Income Fund was 6.52% in 1998 and 6.42% in 1997.

4.     RELATED PARTY TRANSACTIONS

Plan investments include shares of money market funds managed by Wachovia Bank, the Trustee as defined by the Plan, and therefore qualify as party-in-interests transactions.


5.     SUBSEQUENT EVENTS

The Plan was amended and restated effective January 1, 1999. The following is a high-level summary of the changes that became effective as a result of this redesign:

a. Daily valuation of account balances to provide participants with same-day valuation of fund transfers
b. Same-day transfer of assets between funds
c. Daily access to investment  allocation,  withdrawals and loan transactions
d. Diversification of matured Company-match allocations and certain pre-1989 shares into other Plan funds
e. The conversion of the CP&L common stock fund from share to unitized accounting



                                               STOCK PURCHASE-SAVINGS PLAN
                                            OF CAROLINA POWER & LIGHT COMPANY

                                Item 27a - Schedule of Assets Held for Investment Purposes
                                                 As of December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
Identity of Issue                    Description of Investment                      Cost Value              Fair Value
---------------------------------------------------------------------------------------------------------------------------
Carolina Power & Light Company       Common stock, no par or                        $426,132,344            $911,584,248 *
                                        stated value, 19,369,652 shares


Putnam New Opportunities Fund        Mutual fund - 285,722 shares                     13,437,855              16,694,725


EuroPacific Growth Fund              Mutual fund - 281,291 shares                      7,788,095               7,988,667


Fidelity Equity-Income Fund          Mutual fund - 1,686,347 shares                   65,662,289              93,676,589


Fidelity Balanced Fund               Mutual fund - 686,223 shares                      9,896,360              11,226,601


Fixed Income Fund                    Various investments                              17,243,042              17,243,042


Participants' Loans Receivable       Loans to plan participants                       21,309,019              21,309,019 *
                                                                                      ----------              ----------


        Total                                                                       $561,469,004          $1,079,722,891
                                                                                    ============          ==============




* Party in interest


                                       14

                                            STOCK PURCHASE-SAVINGS PLAN
                                         OF CAROLINA POWER & LIGHT COMPANY

                                      Item 27b - Schedule of Loans in Default
                                              As of December 31, 1998
                                     Amount Received During
                                        Reporting Year                                                  Amount Overdue
                                     ---------------------                                          ---------------------
                         Original                              Unpaid       Original Date of Loan
                         Amount                                Balance at   Interest Rate
 Identity of Obligor     of Loan      Principal  Interest      End of Year  Maturity Date           Principal    Interest
-------------------------------------------------------------------------------------------------------------------------

D. Biggers*              $31,100      $6,067     $1,715         $17,010       March 1996            $1,711       $229
                                                                                9.00%
                                                                            February 2001

G. Butler*                 2,500          94         26           1,747      January 1997              768         65
                                                                                8.75%
                                                                             January 2000

G. Coln*                  19,700       2,694        161           1,608     December 1993            1,604          4
                                                                                6.50%
                                                                            December 1998

C. Gibson*                 5,000         772        167           2,343      October 1995              299         15
                                                                                9.50%
                                                                             October 2000

L. Milliken*              33,200         689        351          33,033     September 1997           5,049      2,219
                                                                                9.00%
                                                                             August 2002

T. Parmley*               15,900       2,938        268          13,686      October 1997              803        189
                                                                                9.00%
                                                                             October 2002

J. Pearce*                 4,000         567        119           3,538      August 1997               572        172
                                                                                9.00%
                                                                             August 2001

T. Pittman*               11,000         255         89           8,300       June 1996              1,869        537
                                                                                8.75%
                                                                               May 2001

M. Radford*               20,000      11,501        722          20,089       July 1998              1,104        560
                                                                                9.00%
                                                                              June 2003

J. Rawlings*              20,000       1,844      1,080          17,747     September 1997           1,599        480
                                                                                9.00%
                                                                            September 2002

D. Robinson*               6,000          16          0             873     December 1993              850         22
                                                                                6.50%
                                                                              June 1998

N. Welsh*                  5,000         678        157           2,175       July 1995                367         50
                                                                                9.50%
                                                                              July 2000

* Party in interest

                                       15


                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             Expenses                Current Value on
Identity of Party/Description of Asset   Purchase Price   Selling Price      Incurred    Cost Value  Transaction Date    Gain/Loss
-----------------------------------------------------------------------------------------------------------------------------------

Carolina Power & Light Company
    Common Stock:
52    Sales                                -          $61,373,295          -        $33,449,033   $61,373,295      $27,924,262
                                                                                                 ------------

52    Transactions                                                                                $61,373,295
                                                                                                  ===========




Wachovia Bank
    Short-Term Investment Fund:
426   Purchases                      $147,324,626          -               -       $147,324,626   $147,324,626          -

341   Sales                                -          $132,887,107         -       $132,887,107   $132,887,107          -
                                                                                                  -------------

767   Transactions                                                                                $280,211,733
                                                                                                  ============

                                       16

                                   SIGNATURES

The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934,
---------
the Stock Purchase-Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    STOCK PURCHASE-SAVINGS PLAN OF
                                    CAROLINA POWER & LIGHT COMPANY



                                    /s/ Robert B. McGehee, Chairman
                                    -------------------------------------
                                    Robert B. McGehee, Chairman
                                    Stock Purchase-Savings Plan Committee


Date:  June 23, 1999

                                 EXHIBITS INDEX


Exhibit Number
--------------

Exhibit No. 23                              Consent of Deloitte & Touche LLP